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SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 4)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

eCollege.com
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27887E100
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☐
Rule 13d-1(c)

☒
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27887E100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oakleigh Thorne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares		5.	Sole Voting Power: 1,256,098 (See Note 1 under Item 4)
Beneficially
Owned by Each		6.	Shared Voting Power: 2,622,975 (See Note 2 under Item 4)
Reporting
Person With		7.	Sole Dispositive Power: 1,256,098 (See Note 1 under Item 4)

		8.	Shared Dispositive Power: 2,622,975 (See Note 2 under Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,879,073 (See Notes 1 and 2 under Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐

11.	Percent of Class Represented by Amount in Row (9): 18.7%

12.	Type of Reporting Person (See Instructions): IN

Item 1.

  (a)
  Name of Issuer: eCollege.com

  (b)
  Address of Issuer's Principal Executive Offices: 4900 South Monaco Street, Denver, Colorado 80237

Item 2.

  (a)
  Name of Person Filing: Oakleigh Thorne

  (b)
  Address of Principal Business Office or, if none, Residence: 270 E. Westminster; 2nd floor, Lake Forest, IL 60045

  (c)
  Citizenship: United States of America

  (d)
  Title of Class of Securities: Common Stock

  (e)
  CUSIP Number: 27887E100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)
  ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)
  ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)
  ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)
  ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

  (e)
  ☐    An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

  (f)
  ☐    An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

  (g)
  ☐    A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

  (h)
  ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)
  ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)
  ☐    Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

        Not Applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned: 3,879,073 shares (See Notes 1 and 2)

  (b)
  Percent of class: 18.7%

  (c)
  Number of shares as to which the person has:

  (i)
  Sole power to vote or to direct the vote: 1,256,098 (See Note 1)

  (ii)
  Shared power to vote or to direct the vote: 2,622,975 (See Note 2)

  (iii)
  Sole power to dispose or to direct the disposition of: 1,256,098 (See Note 1)

  (iv)
  Shared power to dispose or to direct the disposition of: 2,622,975 (See Note 2)

Note 1: Includes 75,955 shares of eCollege.com stock owned by the Oakleigh Thorne Irrevocable GST Trust, 204,000 shares owned by the Oakleigh L. Thorne Trust U/A dated December 15, 1976, options to purchase 5,833 shares of Common Stock exercisable within 60 days of December 31, 2004 and 2,011 shares of Company common stock issuable pursuant to a share right award.

Note 2: Includes options to purchase 1,000,000 shares of Common Stock exercisable within 60 days of December 31, 2004 granted to Blumenstein/Thorne Information Partners I, L.P. and 1,622,975 shares beneficially owned by Blumenstein/Thorne Information Partners I, L.P. Mr. Thorne is the Co-President of Blumenstein/Thorne Information Partners I, L.P. Mr. Thorne disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest, if any.

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Not Applicable

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

        Not Applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005 Date
By:	/s/ OAKLEIGH THORNE

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  Item 1.
  Item 2.
  Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership.
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE